December 31, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (302) 385-3117

Martin F. Egan
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

Re: The Bancorp, Inc.
Form 10-K for the period ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 0-51018

Dear Mr. Egan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007
Notes to the Consolidated Financial Statements
Note E – Loans, page 62

1.   Please tell us, and disclose in future filings, the amount of interest income recognized on loan balances past 90 days or more and still accruing interest in the periods presented, as required by Instruction 2 to Guide 3.T.Bank.III.C.1.

2.   We note your disclosure on page 40 that the increase in loans past due 90 days or more still accruing resulted from loans in your residential and home equity portfolio. Further, we note you reclassified these loans to non-accrual during the quarter ended March 30, 2008. Please tell us why you believed you should continue to accrue interest on these loans at December 31, 2007.

Form 10-Q for the quarter ended September 30, 2008
Notes to the Consolidated Financial Statements
Note 1- Significant Accounting Policies, page 7

3.   We note you recorded $6.5 million of stored value processing fees for prepaid card fees. Please tell us, and disclose in future filings, your accounting policy for revenue recognition for these prepaid card fees.

Note 4- Investment securities, page 10

4.   We note you sold investment securities in the amount of $6.6m for the nine months ended September 30, 2008 and $12.2m for the year ended December 31, 2007. Please tell us the following concerning these sales:

- the class of investment securities the sales related to (U.S. Government agency securities, Mortgage-backed securities, Other securities); and
- gross gains and losses on sales.

Note 9- Goodwill and Other Identifiable Intangible Assets, page 13

5.   It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Based on your disclosure on page 13 of the Form 10-Q that, "no events have occurred subsequent to this [December 31, 2007] evaluation to require additional testing," it appears that you have not tested for goodwill impairment in the nine months ended September 30, 2008. Please explain how you analyzed the difference in market capitalization and book value of your equity to conclude that an impairment test was not necessary. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

6.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following in future filings:

- the reporting unit level at which you test goodwill for impairment and your basis for that determination;

- each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

- how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

- a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

- how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Reviewing Accountant, at (202) 551-3321 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant